Filed by Duddell Street Acquisition Corp.
This communication is filed pursuant to Rule 425 under the
United States Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Duddell Street Acquisition Corp.
Commission File Number: 001-39672
Date: July 6, 2022

FiscalNote Global Team,

I’m happy to share some exciting news with you: our journey to becoming a public company has just reached a very critical (and very welcome) milestone.

On Friday, July 1st, the U.S. Securities and Exchange Commission (“SEC”) informed us it has declared the ‘effectiveness’ of the Registration Statement on Form S-4 related to the business combination agreement with our partner, Duddell Street Acquisition Corp. (“DSAC”), which we originally signed and announced on November 8, 2021. You can find our final, definitive disclosure document here, which contains information about our business, financial statements, the terms of our business combination, and our going-public process.

Of course, you’re probably asking, “So, what does this mean?”

Simply put, it means we have achieved a major step on our path towards becoming a publicly-traded company through the process we announced late last year.

As you may know, the SEC is the federal agency which regulates the U.S. securities markets and all proposed securities offerings, including IPOs and business combinations like the one we’re pursuing. The Registration Statement for our public markets process is a sizable document which describes our transaction and our business in great detail. As is typical for any public listing or business combination like ours, during the course of the SEC review process, the SEC staff posed numerous questions about the transaction and our business, and we were able to answer all of them to their satisfaction. It’s been an incredible effort to get us to this important step in the process, due in no small part to the tireless work and dedication of our internal teams as well as our strong partnership with DSAC.

That being said, I want to be very clear we still have more work to do and a couple other important milestones to reach before we are officially a publicly-traded company on the New York Stock Exchange (“NYSE”), under the ticker symbol: “NOTE”.

More specifically, now that we’ve cleared the SEC’s review of our Registration Statement, the actual transaction must now be closed. Over the next few weeks, we’ll be working hard to satisfy various customary closing conditions, including a vote of approval by our shareholders and the shareholders of DSAC. DSAC’s shareholder vote will be held on July 27th, and we expect to close our transaction and then list on NYSE very shortly thereafter. (You can read more about today’s news and next steps in the process in this press release we just issued.)

I know you will have some questions about what this means and where we go from here. That’s why Josh and I will be hosting a Special Global All Hands meeting in the coming week, to be fully dedicated to providing you with a better understanding of our transition to becoming a public company, and how it affects you and your role at FiscalNote. We’re setting aside more time than usual at this Special All Hands to make sure we answer your questions - so, come prepared! Please be on the lookout for a calendar invitation in your email inbox soon, and be sure to join us.

Finally, a reminder about what going public means for FiscalNote as we embark on our next chapter of growth. In addition to all the benefits it affords us as a company in the marketplace, as well as the financial benefits that will become available for our team members, this moment in time marks a beginning of the next phase of our journey - not an end point. We have an incredible opportunity ahead of us to build a category-defining software company that is relied upon by decision makers around the world. We need to continue to work hard with dedication, agility and innovation to deliver for our customers. The day we list on the New York Stock Exchange is just Day One, and I hope that sense of excitement, purpose, and devotion to our mission and our strategy is the spirit you will bring to your role and your work at FiscalNote, today - and every day - moving forward.

I’d like to end with a heartfelt ‘thank you’ to each and every one of you. None of this would be possible without your amazing hard work and passion for our mission. While we haven’t fully crossed the finish line - we are closer than ever to a new chapter for FiscalNote and for all of us. Please join me in applauding today’s milestone for our company, our people, our customers, and our future.

Best wishes,

Tim

Additional Information and Where to Find It

In connection with the previously announced business combination (the “Business Combination”), DSAC has filed relevant materials with the SEC, including the registration statement on Form S-4 (the “Registration Statement”), which includes a proxy statement/prospectus of DSAC, which was declared effective by the SEC on July 1, 2022, and will file other documents regarding the Business Combination with the SEC. DSAC's shareholders and other interested persons are advised to read the definitive proxy statement and documents incorporated by reference therein filed in connection with the Business Combination, as these materials contain important information about DSAC, FiscalNote and the Business Combination. DSAC has mailed the definitive proxy statement/prospectus and a proxy card to each DSAC shareholder entitled to vote at the extraordinary general meeting of shareholders to be held at 9:00 a.m. EDT on July 27, 2022. Before making any voting or investment decision, investors and shareholders of DSAC are urged to carefully read the entire Registration Statement and proxy statement/prospectus, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the Business Combination. The documents filed by DSAC with the SEC may be obtained free of charge at the SEC's website at www.sec.gov.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

DSAC and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in DSAC are included in the proxy statement/prospectus for the Business Combination at www.sec.gov. Information about DSAC's directors and executive officers and their ownership of DSAC shares is set forth in DSAC's annual report on Form 10-K, dated April 14, 2022. Other information regarding the interests of the participants in the proxy solicitation is included in the proxy statement/prospectus pertaining to the Business Combination. These documents can be obtained free of charge from the source indicated above.

FiscalNote and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DSAC in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination are included in the proxy statement/prospectus pertaining to the Business Combination.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as "will," "are expected to," "is anticipated," "estimated," "believe," "intend," "plan," "projection," "pro forma," "outlook" or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding FiscalNote's industry and market sizes, future opportunities for FiscalNote and DSAC, FiscalNote's estimated future results and the proposed business combination between DSAC and FiscalNote, including pro forma market capitalization, pro forma revenue, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of DSAC's and FiscalNote's managements and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond DSAC's or FiscalNote's control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. Except as required by law, DSAC and FiscalNote do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.